EXHIBIT 3.1

Section 2.14    Meetings Of Stockholders By Internet or Electronic Communications.

(a) Notwithstanding anything in these Bylaws to the contrary, the Company may allow stockholders to participate in an annual meeting of stockholders or a special meeting of stockholders by means of the Internet or other electronic communications technology in a fashion pursuant to which the stockholders have the opportunity to read or hear the proceedings substantially concurrently with their occurrence, vote on matters submitted to the stockholders, pose questions to the directors and make appropriate motions and comment on the business of the meeting.

(b) Participation in a meeting of stockholders by the means authorized by subsection (a) of this section constitutes presence in person at the meeting for quorum and voting purposes.

(c) Notwithstanding anything herein to the contrary, the Board of Directors may determine that a meeting of stockholders will not be held at any particular geographic location, but instead may be held solely by means of the Internet or other electronic communications technology in a fashion pursuant to which the stockholders have the opportunity to read or hear the proceedings substantially concurrently with their occurrence, vote on matters submitted to the stockholders, pose questions to the directors and make appropriate motions and comment on the business of the meeting.

(d) The presence or participation, including voting and taking other action, at a meeting of shareholders or the expression of consent or dissent to corporate action by a shareholder by conference telephone or other electronic means, including, without limitation, the Internet, shall constitute the presence of, or vote or action by, or consent or dissent of the shareholder.